Subsequent Event

A shareholder, which is an affiliate of GMF, owned a substantial majority of the outstanding shares of the Gartmore High Yield Bond
Fund (the "High Yield Fund") as of the end of the fiscal year. This shareholder has announced that it will redeem all of its shares by or around January 31, 2004. They are transferring assets in order to set up a separate account and the assets will continue to be managed by the same portfolio management team with the same investment objective. Because the Board of Trustees has adopted procedures for redemption in-kind of affiliated persons, the shareholder will receive its redemption proceeds through a pro rata, in-kind distribution of portfolio investments consistent with these redemption in-kind procedures. Specifically, these procedures provide that a redemption in-kind shall be effected at approximately the affiliated shareholder's proportionate share of the Fund's current net assets and are designed so that such redemptions will not favor the affiliated shareholder to the detriment of any other shareholder. As a result, the High Yield
Fund will avoid having to sell significant portfolio assets to raise cash to meet this shareholder's request - thus limiting the potential adverse effect on the High Yield Fund's net asset value per share.
The High Yield Fund will continue to be managed with the investment objective and principal strategies described in the prospectus.